UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-1)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments

Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934*

(Amendment No. 4)

GOLDLEAF FINANCIAL SOLUTIONS, INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

38144H 10 9

(CUSIP Number)

The Lightyear Fund, L.P.

375 Park Avenue, 11th Floor

New York, New York 10152

(212) 328-0555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 38144H109		Page 2 of 10

1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

LIGHTYEAR PBI HOLDINGS, LLC, a Delaware limited liability company. Not required.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCES OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

—
8 SHARED VOTING POWER

19,058,950
9 SOLE DISPOSITIVE POWER

—
10 SHARED DISPOSITIVE POWER

19,058,950

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,058,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.7%
14	TYPE OF REPORTING PERSON*

OO

1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

THE LIGHTYEAR FUND, L.P., a Delaware limited partnership. Not required.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCES OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

—
8 SHARED VOTING POWER

19,058,950
9 SOLE DISPOSITIVE POWER

—
10 SHARED DISPOSITIVE POWER

19,058,950

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,058,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.7%
14	TYPE OF REPORTING PERSON*

PN

1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

LIGHTYEAR CO-INVEST PARTNERSHIP, L.P., a Delaware limited partnership. Not required.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCES OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

—
8 SHARED VOTING POWER

19,058,950
9 SOLE DISPOSITIVE POWER

—
10 SHARED DISPOSITIVE POWER

19,058,950

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,058,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.7%
14	TYPE OF REPORTING PERSON*

PN

1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

LIGHTYEAR FUND GP, LLC, a Delaware limited liability company. Not required.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCES OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

—
8 SHARED VOTING POWER

19,058,950
9 SOLE DISPOSITIVE POWER

—
10 SHARED DISPOSITIVE POWER

19,058,950

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,058,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.7%
14	TYPE OF REPORTING PERSON*

OO

1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

MARRON & ASSOCIATES, LLC, a Delaware limited liability company. Not required.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCES OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

—
8 SHARED VOTING POWER

19,058,950
9 SOLE DISPOSITIVE POWER

—
10 SHARED DISPOSITIVE POWER

19,058,950

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,058,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.7%
14	TYPE OF REPORTING PERSON*

OO

1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

DONALD B. MARRON, an individual. Not required.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCES OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

—
8 SHARED VOTING POWER

19,058,950
9 SOLE DISPOSITIVE POWER

—
10 SHARED DISPOSITIVE POWER

19,058,950

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,058,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.7%
14	TYPE OF REPORTING PERSON*

IN

This Amendment No. 4 amends and supplements Items 3, 4, 5 and 6 of the initial Schedule 13D jointly filed on January 29, 2004 (the “Initial Schedule 13D”), by (1) Lightyear PBI Holdings, LLC, a Delaware limited liability company (“Holdings”), (2) The Lightyear Fund, L.P., a Delaware limited partnership, (3) Lightyear Co-Invest Partnership, L.P., a Delaware limited partnership, (4) Lightyear Fund GP, LLC, a Delaware limited liability company, (5) Marron & Associates, LLC, a Delaware limited liability company and (6) Mr. Donald B. Marron, an individual (collectively, the “Reporting Persons”), as amended by Amendment No. 1 to the Initial Schedule 13D filed on October 20, 2005, Amendment No. 2 to the Initial Schedule 13D filed on December 9, 2005, and Amendment No. 3 to the Initial Schedule 13D filed on May 23, 2006 (as so amended, the “Schedule 13D”), each relating to the Common Stock, no par value (the “Common Stock”), of Goldleaf Financial Solutions, Inc., a Tennessee corporation (the “Company”). Unless otherwise indicated, capitalized terms used herein have the definitions given to them in the Schedule 13D.

This Amendment No. 4 is filed pursuant to the Joint Filing Agreement, dated January 27, 2004, attached to the Initial Schedule 13D as Exhibit 99.1, which is incorporated herein by reference.

1. ITEM 3 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

Item 3. Source and Amount of Funds or Other Consideration.

On July 7, 2006, following a determination by the disinterested directors of the Company, the Company issued to Holdings 525.3125 shares of Series A Preferred Stock and warrants to purchase 397,964 shares of Common Stock (the “July 2006 Warrants”), effective as of July 1, 2006. These shares and the July 2006 Warrants were issued in lieu of $525,312.50 in cash dividends that became due on the Series A Preferred Stock on July 1, 2006. The July 2006 Warrants expire on January 20, 2014 and are exercisable immediately. Subject to adjustment for stock splits, reorganizations or similar events, or adjustments relating to distributions to all of the holders of the Company’s Common Stock, the exercise price of the July 2006 Warrants is $1.32 per share. The payment of the exercise price for the July 2006 Warrants may be made, at the option of the holder of the July 2006 Warrants, (i) in cash, (ii) by wire transfer payable to the order of the Company, (iii) on a net basis, such that the holder receives that number of shares of common stock that would otherwise be issuable upon the exercise of the July 2006 Warrants less that number of shares of Common Stock having a current market price equal to the aggregate exercise price, or (iv) in shares of Series A Preferred Stock having an aggregate liquidation preference equal to the aggregate exercise price of the July 2006 Warrants being exercised. The July 2006 Warrants have substantially the same terms as the 2005 Warrants and the 2006 Warrants except that the July 2006 Warrants are exercisable beginning on July 7, 2006.

2. ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED TO ADD THE FOLLOWING INFORMATION:

Item 4. Purpose of Transaction.

The text of Items 3 and 6 are incorporated herein by reference.

3. ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED TO DELETE PARAGRAPHS (a)-(c) THEREOF IN THEIR ENTIRETY AND TO SUBSTITUTE THE FOLLOWING INFORMATION:

Item 5. Interest in Securities of the Issuer.

(a) – (b) As a result of the issuance of the Warrants, the 2005 Warrants, the 2006 Warrants and the July 2006 Warrants to Holdings, the Reporting Persons may be deemed to be the beneficial owner of 19,058,950 shares of Common Stock (the “Warrant Shares”). Based upon information contained in the Quarterly Report on Form 10-Q for the period ended March 31, 2006, filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 12, 2006, the Warrant Shares, when issued, would constitute approximately 54.7% of the issued and outstanding shares of Common Stock and approximately 54.6% of the total issued and outstanding shares of the Common Stock, Series A Preferred Stock and the Series B Preferred Stock of the Company, on a combined basis.

As a result of the issuance of the Warrants, the 2005 Warrants, the 2006 Warrants, and the July 2006 Warrants to Holdings, each of the Reporting Persons may be deemed to be the beneficial owner of the Warrant Shares. However, until such time as the Warrants, the 2005 Warrants, the 2006

Warrants and the July 2006 Warrants are exercised for and into the Warrant Shares, the Reporting Persons are not entitled to any rights as a shareholder of the Company as to the Warrant Shares. Each of the Reporting Persons could be deemed to have shared voting or dispositive power over the Warrant Shares owned by Holdings. Each of the Reporting Persons, except for Holdings, however, disclaims beneficial ownership in the Warrant Shares, except to the extent of any pecuniary interest they may have in Holdings.

Except as set forth herein, to the best knowledge of the Reporting Persons, without independent verification, no shares of Common Stock are beneficially owned by any of the persons named in Section 2 hereof.

(c) Except as set forth in this Amendment No. 4, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

4. ITEM 6 OF THE SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED TO ADD THE FOLLOWING INFORMATION:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The text of Item 3 is incorporated herein by reference.

Acquisition of Securities

On July 7, 2006, following a determination by the disinterested directors of the Company, the Company issued to Holdings 667.3973 shares of Series C Preferred Stock, effective as of July 1, 2006. These shares were issued in lieu of $556,164.40 in cash dividends that became due on the Series C Preferred Stock on July 1, 2006.

Fourth Amendment to Credit Agreement

On June 15, 2006, the Company entered into a fourth amendment to its credit agreement with Bank of America, N.A., originally dated January 19, 2004, as amended and restated on January 23, 2006 and as further amended on February 17, 2006, April 5, 2006, and May 3, 2006. In the Fourth Amendment, the parties thereto agreed to certain changes to the Credit Agreement, including among other things, an extension of the maturity date on the $6.0 million Term B Loan, which is guaranteed by The Lightyear Fund, L.P., to September 30, 2006.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: July 7, 2006

LIGHTYEAR PBI HOLDINGS, LLC

By:	/s/ Timothy J. Kacani
	Name:	Timothy J. Kacani
	Title:	Manager

THE LIGHTYEAR FUND, L.P.

By:	Lightyear Fund GP, LLC,
its general partner’

By:	Marron & Associates, LLC,
its managing member

By:	/s/ Timothy J. Kacani
	Name:	Timothy J. Kacani
Authorized Person

THE LIGHTYEAR CO-INVEST PARTNERSHIP, L.P.

By:	Lightyear Fund GP, LLC,
its general partner

By:	Marron & Associates, LLC,
its managing member

By:	/s/ Timothy J. Kacani
	Name:	Timothy J. Kacani
Authorized Person

LIGHTYEAR FUND GP, LLC

By:	Marron & Associates, LLC, its managing member

By:	/s/ Timothy J. Kacani
	Name:	Timothy J. Kacani
Authorized Person

MARRON & ASSOCIATES, LLC

By:	/s/ Timothy J. Kacani
	Name:	Timothy J. Kacani
Authorized Person

DONALD B. MARRON, an individual

/s/ Timothy J. Kacani
Timothy J. Kacani, Attorney-in-Fact